UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

1. Other Events

On May 26, 2023, Dlocal Limited (the “Company”) was the subject of an article published by Argentine news outlet Infobae. The article, on which we were not contacted for comment prior to publication, alleged that the Company failed to comply with certain expatriation rules in Argentina and, as a result, was being investigated by the Argentine government. The Company issued a public response the same day, explaining, among other things, that the Company was continuing to process payments normally in Argentina, and that, it operates in close contact with regulatory authorities and engages meaningfully and cooperatively with any requests for information received therefrom. As Argentine foreign exchange regulations have changed numerous times in recent years in light of the scarcity of U.S. dollars, the Company has sought to adapt its operations in response to those changes. The Company continues to process payments normally, and intends to continue to operate, in Argentina.

The Company’s cross-border business is focused on connecting global merchants with end users in emerging markets. Payment volumes collected in local currency in cross-border transactions have as ultimate beneficiary the Company’s global merchants, net of taxes and converted to U.S. dollars. The net payment volumes from different countries are first consolidated in the Company’s global operating entities then transferred to the global merchants.

The Company received a request for information from Argentine customs authorities, although the Company notes that expatriation rules and foreign exchange operations are regulated by the Argentine Central Bank.

On June 1, 2023, at the close of business, the Company confirmed with a local Argentine court that a petition for inquiry had been filed by an Argentine prosecutor on May 30, 2023 in response to the same article published by the Argentine news outlet seeking information using as a basis for the request the above-mentioned article.

The Company intends to respond to any and all requests for information from regulatory authorities to demonstrate that it has acted in accordance with applicable regulations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Diego Cabrera Canay
	Name:	Diego Cabrera Canay
	Title:	Chief Financial Officer

Date: June 5, 2023